SEC, Washington Exemption File No. 82-5079

Press Release

Skandia

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44
103 50 Stockholm

20 December 2002

Invitation to press and analyst meeting

Skandia hereby invites you to attend an information meeting on the sale of American Skandia.

Skandia's CEO, Lars-Eric Petersson, will comment on the deal.

Time: Friday, 20 December 2002, 1.00 p.m.

Location: Skandia HQ, Sveavägen 44, Stockholm

A teleconference will be held at 9.30 a.m. CET. To participate, call +44 (0) 20 7162 0125 or +1 334 323 6203 and request the Skandia teleconference. You can also call later (through 25 December) and listen to a recorded version of the teleconference on tel. +44 (0) 20 8288 4459, code 252 790, or +1 334 323 6222, code 252 790. An audiocast of the teleconference as well as a slide presentation will be available on the Internet at www.skandia.com.

For further information, please contact:
Gunilla Svensson, Press Secretary, Skandia, tel. +46 8 788 42 97 or +46 70 575 75 78
Monica Karlsson, Investor Relations, Skandia, tel. +46 8 788 27 24

dlw 1/22

Press release

Skandia

20 December 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia Sells American Skandia

Skandia announces that an agreement has been reached with Prudential Financial, Inc. (US) under which Prudential Financial will acquire American Skandia.

Following the transaction Skandia will be able going forward to:

- Improve profit margins and shareholder returns
- Increase strategic flexibility by substantially reducing debt and cash consumption
- Focus on further developing its strong European core franchises
- Deploy resources and continue to support successful expansion in new growth markets with attractive return characteristics

Skandia expects lower future growth and profitability in the US market, given the change in market conditions and its impact on American Skandia's rating environment. This has decreased the probability that American Skandia will reach Skandia's return targets. This transaction will therefore enable American Skandia to improve its future development within a US financial institution that has diversified US product lines and complementary distribution channels.

The transaction
The transaction values American Skandia at USD 1,150 million (SEK 10.7 billion) as of 30 September 2002, including intra-group debt and USD 277 million of external securitizations.

The proceeds of the transaction will be used to repay external debt.

The agreement between Skandia and Prudential Financial contains standard representation and warranty provisions. In addition, both parties have agreed to a market standard non-compete agreement.

The transaction is subject to regulatory approval and is expected to close during the second quarter of 2003.

Skandia

Impact of the transaction on Skandia financials

Skandia will incur a total negative result impact related to the transaction of SEK 4.4 billion net after tax. On a pro forma basis as of 30 September 2002, net asset value will be SEK 28.0 billion, of which shareholders' equity will be SEK 15.7 billion. On the same pro forma basis, the sale will bring Skandia's AuM to SEK 536.0 billion, sales to SEK 57.0 billion and operating result (excluding the exceptional impact of the transaction) to SEK 1,821 million.

Comments

Lars Ramqvist, Chairman of Skandia, says:

"This is a solid solution from the shareholders' perspective. The Board fully supports Skandia management's plans for further profitable growth that this transaction has enabled."

Lars-Eric Petersson, CEO of Skandia, says:

"We have rebalanced Skandia's risk-return profile and significantly enhanced our financial and operating flexibility."

Impact on other Skandia operations

This transaction has no effect on Skandia Global Funds and other Skandia operations located in the US. Nor does it have any effect on Skandia's operations in other countries than the US or any relation between customers or other parties and any company in the Skandia group besides American Skandia.

Skandia Press Meeting and Analyst Presentations

On Friday, 20 December 2002, Skandia will hold a press and analyst meeting at 13.00, local time, at Skandia's headquarters, Sveavägen 44, Stockholm.

A call-in telephone conference for analysts and the media will be held at 9.30 CET (8.30 GMT). To participate in the teleconference, call +44 (0) 20 7162 0125 or +1 334 323 6203 and request the Skandia teleconference.

A recorded version of the teleconference will also be available through 25 December 2002 on tel. +44 (0) 20 8288 4459, code 252 790, or +1 334 323 6222, code 252 790.

An audiocast of the teleconference along with an accompanying slide presentation will be available on the Internet at www.skandia.com.

An investor day will be held in London on Friday, 14 February 2003.

Information on parties to the transaction

About Skandia

Skandia Insurance Company Ltd. (publ.) is an international long-term savings and pension provider. Founded in 1855, Swedish-based Skandia currently operates in 24 countries, with the UK and Sweden as its largest markets. Skandia is one of the largest providers of investment products to the independent broker-dealer channel worldwide. Additional information on Skandia can be found at www.skandia.com.

About American Skandia

American Skandia, a leading distributor of variable annuities in the US, pioneered the "multimanager" concept in America. Investment managers included in the American Skandia lineup meet rigorous investment policy standards.

Variable annuities, variable life insurance and qualified plans are issued by American Skandia Life Assurance Corporation and distributed by American Skandia Marketing, Inc. For more information about American Skandia, visit www.americanskandia.com.

About Prudential Financial, Inc. (US)

Prudential Financial companies, with approximately USD 533 billion in total assets under management and administration as of 30 September 2002, serve individual and institutional customers worldwide and include The Prudential Insurance Company of America, one of the largest life insurance companies in the US. For more information, visit www.prudential.com.

Important Legal Information

This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that Skandia will not enter into the proposed transaction or any other transactions. Neither Skandia nor American Skandia is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Figures in this press release have not been subject to review by the company's auditors.

For questions, please contact:
Odd Eiken, EVP, Strategy & Communication, tel. +46-8-788 2880
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Michael Wolf, Chief Investment Officer, tel. +46-8-788 4559
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

Skandia

Financial implications of the transaction in summary

Result of the transaction	
	SEK billion
Transaction value of American Skandia	10.7
Capital employed in American Skandia	-16.8
Result of the transaction before tax	**-6.1**
Result of the transaction after tax	**-4.4**

Key data	Interim report Sept. 2002	Pro forma Sept. 2002
	SEK million	SEK million
Sales	92,306	56,975
Result of operations	1,389	1,616
Operating result[1)]	-2,309	1,821
One-time effect on operating result of a 1% increase/decrease in stock market	+/- 166	+/- 52
	SEK billion	SEK billion
Total assets	498.8	283.7
Assets under management	779.7	536.0
Funds under management	487.7	250.5
Shareholders' equity	20.1	15.7
Deferred tax liability, net	4.2	2.1
Value of business in force	10.1	10.1
Other surplus values	0.1	0.1
Net asset value	**34.5**	**28.0**
Key ratios	**%**	**%**
Operational return on NAV	7.7	9.4
Profit margin unit linked, new sales	10.1	13.5
DAC/Funds under management, unit linked	4.7	3.4
Per-share data (before dilution)	**SEK**	**SEK**
Operating result	-2.25	1.78
Earnings	0.20	2.59
Net asset value	33.74	27.36
Shareholders' equity	19.61	15.34

1) Of which, items affecting comparability, SEK 2,016 million.

For result items, pro forma financial data pertains to the result stated in the interim report dated 30 September 2002, excluding the result attributable to American Skandia. For balance sheet items and net asset value, pro forma data pertains to the interim figures after the deconsolidation of American Skandia and taking into account the effects of the transaction. The result effect of the transaction has been converted at the closing rate as per 30 September (1 USD = 9.27 SEK).

To maintain comparability, all figures have been converted in accordance with the exchange rates that were used in connection with the interim report as per 30 September 2002.

Closing rate 1 USD = 9.27 SEK
Average rate 1 USD = 9.94 SEK